

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2013

Via E-mail
Jeffery M. Lamberson
President, Chief Executive Officer and Chief Financial Officer
Halex Energy Corp.
9190 Double Diamond Parkway
Reno, Nevada 89521

> **Re:** **Halex Energy Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 7, 2013**
> **File No. 333-185956**

Dear Mr. Lamberson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors and Uncertainties, page 8

Because Our Company Relies Solely on a Third-Party, page 8

1. Please delete the last sentence of this risk factor, as it appears to mitigate the point of the risk. This disclosure may be added to another section of the prospectus, as appropriate, for example the Business section.

HRES Technology is Currently in the Development Phase, page 9

2. We note your disclosure here and on page 23 that seems to indicate that a market for the purchase of HRES power units does not currently exist and may not be capable of being developed. Please clarify whether a market currently exists for the purchase of HRES units (or substantially similar products) specifically (as opposed to a market for electricity

or renewable sources of electricity more generally), and the status of that market. If no market currently exists, please clearly state so in your risk factor disclosure.

Description of the Business, page 19

General, page 19

3. We note your response to comment seven in our letter dated May 6, 2013. We re-issue the comment with respect to your disclosure that "Halex is a development stage energy company engaged in developing renewable energy systems" and your reference to "the development of our HRES prototype." Please revise accordingly.

4. We note your disclosure that viability of the prototype unit will be determined "[u]pon successful completion" by K'Air of the prototype. Please revise to recognize that uncertainty exists regarding whether K'Air will successfully complete the prototype.

5. We note your disclosure in the third paragraph of this section regarding the termination date and renewal rights under the license agreement. Please update this section given the new agreement you entered into with K'Air in September 2013. Also, please tell us and disclose if, when and how your license agreement dated March 1, 2013 was terminated or amended.

Terms of Distributor and License Agreements, page 22

6. We note your disclosure that you are "unaware of any existing or probable regulation by any government agency related to our product and use of the product in our business plan except for industry certification from a recognized independent laboratory such as UL." However, it appears that the construction and operation of power plants and the sale of power to end-users implicates a variety of regulations, including environmental laws and the regulations applicable to the utility industry. Please advise or revise.

Competition, page 23

7. Please revise to provide separate and complete disclosure regarding your ability to compete as a seller of HRES units and your ability to compete as a seller of energy, as there would appear to be separate markets for those products. Your disclosure does not adequately distinguish between these two stated products, related markets and competitive factors. For example your disclosure that you "believe [you] will have no direct competition in the State of California" appears to apply to the market for HRES units, rather than the market for electricity, but your disclosure does not make this distinction.

Report of Independent Registered Public Accounting Firm, page 32

8. We note your auditor makes reference to having audited your financial statements for the year ended December 31, 2011. However, your financial statements related to 2011 appear only to include January 20, 2011 (date of inception) through December 31, 2011. Please request your auditor to revise the report.

9. We note your auditor makes reference to having audited your statement of stockholders' equity. However, the header of your financial statements on page 35 states "statements of stockholders' deficit." Please request your auditor to revise the report.

Balance Sheets, page 33

10. We note your response to comment 16 in our letter dated May 6, 2013. While you have made the changes within your interim financial statements, please revise to make similar changes to your annual financial statements.

Statements of Cash Flows, page 45

Notes to Financial Statements, page 46

11. You have labeled certain periods of your interim financial statements, such as your balance sheet on page 42 and your statements of operations on page 43, as unaudited. However, your interim statements of cash flows on page 45 and interim notes to your financial statements beginning on page 46 are not designated as such. If true, please revise to clearly label your interim financial statements and notes as unaudited.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 57

12. It is our understanding that your financial statements as of and for the period of January 20, 2011 ("inception") through December 31, 2011 were audited by DKM Certified Public Accountants and your financial statements for the fiscal year ended December 31, 2012 were audited by Messineo & Co., CPAs, LLC, which are two different independent registered public accounting firms, and DKM Certified Public Accountants did not merge into Messineo & Co., CPAs, LLC. If our understanding is incorrect, please advise. You also disclose in the second sentence of the second paragraph on page 57 that your board of directors approved the change in registered audit firm. As such, please explain why your statement that "[t]here was effectively no change in the auditors, except in name only" is accurate.

    If you conclude there was a change in accountant, please tell us how you have complied with and that your disclosure meets the requirements of Item 304(a)(1) of Regulation S-K, including but not limited to:

- Whether DKM Certified Public Accountants resigned, declined to stand for reelection or was discharged;
- the date of resignation or discharge, and;
- whether the accountant issued a report in the last two fiscal years containing a disclaimer or adverse opinion, or that was qualified or modified. A modified opinion includes an opinion that expresses substantial doubt about a company's ability to continue as a going concern.

Please also tell us how you have complied with Items 304(a)(2) and 304(a)(3) of Regulation S-K, which contain requirements related to predecessor and successor auditors.

13. You disclose that the audit of your financial statements for the year ended December 31, 2012 performed by Messineo & Co., CPA, LLC incorporates the audit period of December 31, 2011. Please explain in detail what your use of the word "incorporates" is meant to convey in this context. Additionally, please specifically request Messineo & Co., CPA, LLC to tell us if it re-audited your financial statements as of and for the period of January 20, 2011 ("inception") through December 31, 2011, is intending to rely on the work of the predecessor audit firm, and how this is expressed in the audit report on page 32. Refer to PCAOB AU Section 315 and AU Section 508.

Security Ownership of Certain Beneficial Owners and Management, page 59

14. Please update this section as of a recent practicable date. Please refer to Item 403 of Regulation S-K.

Certain Relationships and Related Transactions, page 60

15. Please update this section as of a current date. In addition, we note your disclosure that "some or all" of the notes identified on page 61 are related party payables; please identify which notes represent related party transactions, state the basis on which the other party is a related person, and provide the disclosure required by Item 404(a)(5) for each such note. Please refer to Item 404 of Regulation S-K.

Exhibit 10.2 – Example of Promissory Note

16. We note your response to comment 21 in our letter dated May 6, 2013. We are unable to find your "schedule identifying the other omitted documents and set[ting] forth the material details in which such documents differ from the filed copy." Please direct our attention to this disclosure or otherwise provide it.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jarrett Torno, Staff Accountant at (202) 551-3703 or Andrew Mew, Accounting Branch Chief at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at (202) 551-3797 or Lilyanna Peyser, Special Counsel at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Andrew D. Mew

For   Mara L. Ransom
Assistant Director

cc: Andrew Grundman